UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-15863

(Check one)

☒ Form 10-K and Form 10-KSB	☐ Form 11-K
☐ Form 20-F	☐ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For period ended:	December 31, 2005

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the transition period ended: _____________________________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	IA Global, Inc.

Former Name if Applicable:	N/A

Address of principal executive	550 N. Reo Street, Suite 300,
office (Street and Number):	Tampa, FL 33609

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b) The subject annual report or semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) the accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III
NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

The filing of our Annual Report on Form 10-K for the fiscal year ended December 31, 2005 was delayed due to (i) our continuing discussions with Inter Asset Japan Co. Ltd., which is part of our controlling shareholder group, regarding the failure of affiliated companies to make required payments on notes to Global Hotline, Inc. and Rex Tokyo Co Ltd., (ii) our inability to complete the annual impairment test of the intangible assets resulting from the acquisition of Global Hotline, Inc. on June 15, 2005 and (iii) the reclassification of the operations of Fan Club Entertainment Co Ltd, IA Global Acquisition Co Ltd and iAccele Co Ltd to discontinued operations in 2003 and 2004 in accordance with SFAS 144. This reclassification is not expected to change the net loss for 2003 and 2004.

At this time, it is unclear to the company the effect on the accounting treatment of the note receivables owed by affiliated companies of Inter Asset Japan Co. Ltd. to Global Hotline, Inc. and Rex Tokyo Co Ltd. or the impairment review of the intangible assets related to Global Hotline, Inc acquisition.

As a result of the foregoing, our Annual Report on Form 10-K for the year ended December 31, 2005 will be filed on or before April 15, 2006, which is within the extension period provided under Rule 12b-25.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Name: Mark Scott

Area code and telephone number: (813) 261-5157

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

☒ Yes	☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes	☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

IA Global, Inc.

(Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006

By:	/s/ Mark Scott
Mark Scott
President and
Chief Financial Officer